Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 30, 2002

TECHNIP-COFLEXIP
(Exact name of registrant as specified in its charter)

170, Place Henri Régnault
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ x ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP-COFLEXIP

Dated: July 31, 2002

	By:	/s/ Miranda Weeks Miranda Weeks Investor Relations Officer

Paris-La Défense, July 30, 2002

PRESS RELEASE

TECHNIP-COFLEXIP SELLS MCNULTY’S CONSTRUCTION YARD
IN THE UK

Technip-Coflexip (NYSE: TKP and Euronext: 13170) has announced today the signature of a Sales and Purchase Agreement related to the sale of its affiliates McNulty Offshore Ltd and Captain Frank McNulty & Sons Ltd to the Managing Director of McNulty Offshore Ltd. Technip-Coflexip had a 90% stake in both companies following the purchase of Aker Deepwater Company in January 2001.

According to the terms of this agreement, Technip-Coflexip has sold the Newcastle-based yard, together with all activities and resources dedicated to it, to MacNulty’s Managing Director.

The transaction, the amount of which is undisclosed, is in line with Technip-Coflexip’s previously announced program to dispose of non-strategic assets. It will have no significant impact on Technip-Coflexip’s results for 2002.

This should allow the continuation of the yard’s traditional business activities.

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     With a workforce of about 18,000, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP’s website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans Press Relations TECHNIP-COFLEXIP Tel. +33 (0) 1 47 78 34 85 Fax +33 (0) 1 47 78 24 33 E-mail: shallemans@technip-coflexip.com	Miranda Weeks Investor Relations Officer TECHNIP-COFLEXIP Tel. +33 (0) 1 55 91 88 27 Fax +33 (0) 1 55 91 87 11 E-mail: mweeks@technip-coflexip.com